08004688

082-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

August 28, 2008

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 082-35029

Enclosed is a copy of a letter from the Westfield Group to its Members regarding the half-year financial results of each of Westfield Trust and Westfield America Trust for the period ended 30 June 2008. The attached form letter with attachments was sent to the Members of Westfield Group on August 27, 2008. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Ms. Elizabeth P. Satterthwaite
Title: Senior Vice President & Assistant Secretary

Enclosures

dlw 9/2

82-35029

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

27 August 2008

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
WESTFIELD TRUST AND WESTFIELD AMERICA TRUST – HALF-YEAR FINANCIAL REPORTS FOR PERIOD ENDED 30 JUNE 2008

Half-Year Financial Reports for the period ended 30 June 2008 for each of Westfield Trust and Westfield America Trust are attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Enc.

82-35029

Westfield Trust
Half-Year Financial Report

For the half-year ended 30 June 2008

Westfield Management Limited ABN 41 001 670 579
as Responsible Entity of Westfield Trust ARSN 090 849 746
AFS Licence No. 230329

WESTFIELD TRUST

INCOME STATEMENT

for the half-year ended 30 June 2008

	Note	Consolidated 30 Jun 08 $million	30 Jun 07 $million
Revenue and other income			
Property revenue		813.0	772.3
Property revaluations		382.6	564.5
		1,195.6	**1,336.8**
Share of after tax profits of equity accounted entities			
Property revenue		60.6	56.9
Property revaluations		33.3	89.4
Property expenses and outgoings		(18.3)	(17.8)
		75.6	**128.5**
Foreign exchange gains		154.0	83.8
Interest income		12.6	7.5
Total revenue and other income		**1,437.8**	**1,556.6**
Expenses			
Property expenses and outgoings		(226.3)	(207.5)
Property and funds management costs		(10.2)	(9.3)
Corporate costs		(3.9)	(4.1)
		(240.4)	**(220.9)**
Currency derivatives		(108.3)	1.0
Financing costs		(141.9)	(170.8)
		(250.2)	**(169.8)**
Total expenses		**(490.6)**	**(390.7)**
Profit before tax expense and minority interests		**947.2**	**1,165.9**
Tax income/(expense)	3	(12.1)	4.3
Profit after tax expense for the period		**935.1**	**1,170.2**
Less: net profit attributable to minority interests		(10.3)	(12.3)
Net profit attributable to members of Westfield Trust ("WT")		**924.8**	**1,157.9**
Distributions proposed	5	**549.9**	**517.1**
Weighted average number of units entitled to distribution at 30 June (millions)		1,946.5	1,783.1
Distribution proposed per ordinary unit (cents)	5	**28.25**	**29.00**
Distribution proposed per Distribution Reinvestment Plan ("DRP") unit (cents)	5	**18.94**	**19.55**
Basic earnings per unit (cents)		**47.51**	**64.65**
Diluted earnings per unit (cents)		**42.44**	**64.45**

WESTFIELD TRUST 82-35029

BALANCE SHEET

as at 30 June 2008

	Note	Consolidated 30 Jun 08 $million	Consolidated 31 Dec 07 $million
Current assets			
Cash and cash equivalents		149.7	90.5
Trade receivables		22.2	16.3
Derivative assets		19.4	36.5
Receivables		1,822.2	2,515.0
Prepayments and deferred costs		14.4	15.2
Total current assets		**2,027.9**	**2,673.5**
Non current assets			
Investment properties		22,266.0	21,822.2
Equity accounted investments		1,711.6	1,625.7
Other investments		1,207.5	1,168.8
Derivative assets		367.9	283.9
Prepayments and deferred costs		14.0	14.5
Total non current assets		**25,567.0**	**24,915.1**
Total assets		**27,594.9**	**27,588.6**
Current liabilities			
Payables		1,589.6	1,658.5
Interest bearing liabilities		1,442.8	1,068.3
Other financial liabilities		282.5	-
Derivative liabilities		4.7	43.9
Total current liabilities		**3,319.6**	**2,770.7**
Non current liabilities			
Interest bearing liabilities		4,060.5	4,785.4
Other financial liabilities		1,372.0	1,690.7
Deferred tax liabilities		388.3	417.1
Derivative liabilities		418.8	291.8
Total non current liabilities		**6,239.6**	**7,185.0**
Total liabilities		**9,559.2**	**9,955.7**
Net assets		**18,035.7**	**17,632.9**
Equity attributable to members of WT			
Contributed equity	4	8,104.3	8,033.8
Reserves		41.8	193.4
Retained profits		9,693.4	9,215.3
Total equity attributable to members of WT		**17,839.5**	**17,442.5**
Equity attributable to minority interests			
Contributed equity		94.0	94.0
Retained profits		102.2	96.4
Total equity attributable to minority interests		**196.2**	**190.4**
Total equity		**18,035.7**	**17,632.9**

WESTFIELD TRUST **82-35029**

STATEMENT OF CHANGES IN EQUITY

for the half-year ended 30 June 2008

	Consolidated 30 Jun 08 $million	Consolidated 30 Jun 07 $million
Changes in equity attributable to members of WT		
Opening balance of equity attributable to members of WT	17,442.5	13,928.6
Movement in foreign currency translation reserve		
- Net exchange difference on translation of foreign operations	(92.4)	60.9
Movement in asset revaluation reserve		
- Revaluation decrement	(59.2)	(9.7)
Net profit attributable to members of WT	924.8	1,157.9
Total income and expenses for the period	**773.2**	**1,209.1**
Movements in contributed equity		
- Distribution reinvestment plan	70.4	153.6
- Exercise of options	0.1	48.0
Movement in retained profits		
- Distribution paid	(446.7)	(335.4)
Closing balance of equity attributable to members of WT	**17,839.5**	**15,003.9**
Changes in equity attributable to minority interests		
Opening balance of equity attributable to minority interests	190.4	176.5
Net profit attributable to minority interests	10.3	12.3
Distributions paid or provided for	(4.5)	(4.4)
Closing balance of equity attributable to minority interests	**196.2**	**184.4**
Total equity	**18,035.7**	**15,188.3**

WESTFIELD TRUST **82-35029**

CASH FLOW STATEMENT

for the half-year ended 30 June 2008

	Consolidated 30 Jun 08 $million	30 Jun 07 $million
Cash flows from operating activities		
Receipts in the course of operations (including GST)	900.4	848.3
Payments in the course of operations (including GST)	(256.2)	(238.7)
Distributions received from equity accounted entities	45.5	31.9
Goods and services taxes paid	(55.8)	(51.4)
Net cash flows from operating activities	**633.9**	**590.1**
Cash flows from investing activities		
Payments of capital expenditure for property investments	(231.8)	(192.3)
Payments for the purchase of other investments	(215.6)	(35.0)
Proceeds from the sale of property investments	7.0	717.5
Net payments for investments in equity accounted investments	(55.1)	(5.6)
Net cash flows from (used in) investing activities	**(495.5)**	**484.6**
Cash flows from financing activities		
Proceeds from the issues of units	70.4	172.1
Net proceeds from (repayments of) interest bearing liabilities	100.8	(216.7)
Interest received	17.6	10.8
Financing costs	(272.1)	(268.1)
Distributions paid	(446.7)	(335.4)
Distributions paid by controlled entities to minority interest	(4.5)	(4.3)
Loans received from (advanced to) related entities	456.6	(405.3)
Net cash flows used in financing activities	**(77.9)**	**(1,046.9)**
Net increase in cash and cash equivalents held	60.5	27.8
Add opening cash and cash equivalents brought forward	90.5	65.1
Effects of exchange rate changes on cash and cash equivalents	(1.3)	0.1
Cash and cash equivalents at the end of the period	**149.7**	**93.0**

1_Corporate information

The financial report of Westfield Trust ("WT") and its controlled entities (collectively the "WT Group") for the half-year ended 30 June 2008 was approved on 27 August 2008, in accordance with a resolution of the Board of Directors of Westfield Management Limited as responsible entity of WT ("Responsible Entity").

The nature of the operations and principal activities of WT are described in the Directors' Report.

2_Basis of preparation of the financial report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the WT Group as the full financial report.

The half-year financial report should be read in conjunction with the annual financial report of WT as at 31 December 2007.

It is also recommended that the half-year financial report be considered together with any public announcements made by the Westfield Group and its controlled entities during the half-year ended 30 June 2008 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 ("the Act").

(a)_Basis of accounting

The half-year financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Act, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half-year financial report has also been prepared on a historical cost basis, except for investment properties, derivative financial instruments, other financial liabilities and available for sale financial assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges and are otherwise carried at cost are adjusted to record changes in the fair values attributable to the risks that are being hedged.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The half-year financial report has been prepared using the same accounting policies as used in the annual financial report for the year ended 31 December 2007.

This financial report is presented in Australian dollars.

(b)_Comparative information

Where applicable, certain comparative figures are restated in order to comply with the current period's presentation of the financial statements.

(c)_Rounding

In accordance with ASIC Class Order 98/0100, the amounts shown in the half-year financial report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2008

	CONSOLIDATED 30 Jun 08 $million	30 Jun 07 $million
3_Tax benefit/(expense)		
Current - underlying tax	-	-
Deferred tax	(12.1)	4.3
	(12.1)	**4.3**
The prima facie tax on profit before income tax expense is reconciled to the income tax expense provided in the income statement as follows:		
Accounting profit before income tax expense	947.2	1,165.9
Prima facie tax expense on profit at 30% (30 June 2007: 30%)	(284.2)	(349.8)
Australian Trust income not assessable	272.1	318.7
Effect of change in New Zealand tax rate 30% (30 June 2006: 33%)	-	35.4
Tax benefit/(expense)	**(12.1)**	**4.3**

	CONSOLIDATED 30 Jun 08 Number	31 Dec 07 Number
4_Contributed equity		
(a)_Number of units on issue		
Balance at the beginning of the period	1,942,195,614	1,771,753,946
Distribution reinvestment plan	3,460,687	11,532,131
Units issued on exercise of options	7,223	3,593,579
Pro-rata entitlement offer	-	155,315,958
Balance at the end of the period for WT	1,945,663,524	1,942,195,614

Stapled securities have the right to receive dividends from Westfield Holdings Limited ("WHL") and distributions from Westfield America Trust ("WAT") and WT and, in the event of winding up of WHL, WAT and WT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares and units in accordance with the Act, either in person or by proxy, at a meeting of either WHL, WAT and WT (as the case may be). The stapled securities have no par value.

	CONSOLIDATED 30 Jun 08 $million	31 Dec 07 $million
(b)_Amount of contributed equity		
Balance at the beginning of the period	8,033.8	6,088.0
Pro-rata entitlement offer	-	1,769.7
Distribution reinvestment plan	70.4	153.7
Exercise of options	0.1	48.3
Costs associated with the pro-rata entitlement offer	-	(25.9)
Balance at the end of the period	8,104.3	8,033.8

	CONSOLIDATED 30 Jun 08 $million	30 Jun 07 $million
5_Distributions		
(a)_ Interim distribution proposed		
Ordinary units: 28.25 cents per unit (30 June 2007: 29.00 cents per unit)	548.7	514.8
DRP units: 18.94 cents per unit (30 June 2007: 19.55 cents per unit)	1.2	2.3
	549.9	517.1

Distributions proposed are to be paid on 29 August 2008. The record date for these distributions was 5pm, 15 August 2008.

DRP units issued during the period rank for distribution from the first day following the date on which they are issued.

The Westfield Group's DRP was suspended from operation from 26 June 2008. Accordingly, the DRP is not in operation for the distribution payable on 29 August 2008.

(b)_Distributions paid during the period		
Distribution in respect of the six months to 31 December 2007	446.7	-
Distribution in respect of the six months to 31 December 2006	-	335.4
	446.7	335.4

	CONSOLIDATED	
	30 Jun 08	31 Dec 07
	$million	$million
6_Capital expenditure commitments		
Estimated capital expenditure contracted at balance date but not provided for in relation to development properties:		
Due within one year	127.9	332.7
Due between one and five years	-	-
	127.9	332.7
7_Contingent liabilities		
Performance guarantees	14.4	14.5
Borrowings of associates of the Responsible Entity	5,618.7	4,808.8
	5,633.1	4,823.3

From time to time, in the normal course of business, WT is involved in lawsuits. The Directors of the Responsible Entity believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of WT.

82-35029

8_Segment information
Primary Geographic Segment

	Australia		New Zealand		Consolidated	
	30 Jun 08 $million	30 Jun 07 $million	30 Jun 08 $million	30 Jun 07 $million	30 Jun 08 $million	30 Jun 07 $million
Revenue and other income						
Revenue	692.5	664.6	120.5	107.7	813.0	772.3
Property revaluation	377.9	480.6	4.7	83.9	382.6	564.5
	1,070.4	**1,145.2**	**125.2**	**191.6**	**1,195.6**	**1,336.8**
Share of after tax profits of equity accounted entities						
Property revenue	60.6	56.9	-	-	60.6	56.9
Property revaluation	33.3	89.4	-	-	33.3	89.4
Property expenses and outgoings	(18.3)	(17.8)	-	-	(18.3)	(17.8)
	75.6	**128.5**	**-**	**-**	**75.6**	**128.5**
Total segment revenue and other income	**1,146.0**	**1,273.7**	**125.2**	**191.6**	**1,271.2**	**1,465.3**
Foreign currency exchange gain	170.6	82.7	-	1.1	170.6	83.8
Interest income	11.8	6.8	0.8	0.7	12.6	7.5
Total revenue and other income	**1,328.4**	**1,363.2**	**126.0**	**193.4**	**1,454.4**	**1,556.6**
Expenses						
Property expenses and outgoings	(194.6)	(178.9)	(31.7)	(28.6)	(226.3)	(207.5)
Property and funds management costs	(10.2)	(9.3)	-	-	(10.2)	(9.3)
Corporate costs	(3.8)	(3.9)	(0.1)	(0.2)	(3.9)	(4.1)
Foreign currency exchange loss	-	-	(16.6)	-	(16.6)	-
	(208.6)	**(192.1)**	**(48.4)**	**(28.8)**	**(257.0)**	**(220.9)**
Currency derivatives	(108.3)	1.0	-		(108.3)	1.0
Total segment expenses	**(316.9)**	**(191.1)**	**(48.4)**	**(28.8)**	**(365.3)**	**(219.9)**
Segment result	**1,011.5**	**1,172.1**	**77.6**	**164.6**	**1,089.1**	**1,336.7**
Financing costs					(141.9)	(170.8)
Tax benefit (expense)					(12.1)	4.3
Consolidated profit after tax					**935.1**	**1,170.2**

	Australia		New Zealand		Consolidated	
Segment assets	30 Jun 08 $million	31 Dec 07 $million	30 Jun 08 $million	31 Dec 07 $million	30 Jun 08 $million	31 Dec 07 $million
Segment assets	22,699.5	21,770.6	2,816.3	2,952.9	25,515.8	24,723.5
Corporate assets					2,079.1	2,865.1
Total segment assets	**22,699.5**	**21,770.6**	**2,816.3**	**2,952.9**	**27,594.9**	**27,588.6**
Segment liabilities						
Segment liabilities	1,517.1	1,571.7	1,865.7	1,928.4	3,382.8	3,500.1
Corporate liabilities					6,176.4	6,455.6
Total segment liabilities	**1,517.1**	**1,571.7**	**1,865.7**	**1,928.4**	**9,559.2**	**9,955.7**
Other segment information						
Investment in equity accounted entities included in segment assets	1,711.6	1,625.7	-	-	1,711.6	1,625.7
Additions to segment non current assets	437.5	642.2	25.6	181.9	463.1	824.1

Secondary business segment

WT operates in one business segment being an internally managed, vertically integrated, retail property group.

WESTFIELD TRUST

DIRECTORS' DECLARATION

82-35029

The Directors of Westfield Management Limited, the Responsible Entity of Westfield Trust ("WT") declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that WT will be able to pay its debts as and when they become due and payable; and

(b) in the Directors' opinion, the Financial Statements and notes of the consolidated entity:

 (i) comply with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001; and

 (ii) give a true and fair view of the financial position as at 30 June 2008 and the performance of WT for the half-year ended on that date.

Made on 27 August 2008 in accordance with a resolution of the Board of Directors.

FP Lowy, AC
Executive Chairman

FG Hilmer, AO
Director

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001
Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
www.ey.com/au

Independent auditor's report to the members of Westfield Trust

Report on the Half-Year Financial Report

We have audited the accompanying financial report of Westfield Trust (the "Trust") which comprises the balance sheet as at 30 June 2008 and the income statement, statement of changes in equity and cash flow statement for the half year then ended, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the Trust and the entities it controlled at period end or from time to time during the period.

Directors' Responsibility for the Financial Report

The directors of Westfield Management Limited, as Responsible Entity of the Trust, are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the half year financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We performed procedures to assess whether in all material respects the half year financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standard AASB 134 "Interim Financial Reporting", and the Corporations Regulations 2001, a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of Westfield Management Limited a written Auditor's Independence Declaration, a copy of which is included in the directors' report.

Auditor's Opinion

In our opinion the half year financial report of Westfield Trust is in accordance with the *Corporations Act 2001*, including:

i giving a true and fair view of the financial position of Westfield Trust and the consolidated entity's financial position as at 30 June 2008 and of its performance for the half year then ended; and

ii complying with Accounting Standards AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001.

S J Ferguson
Partner
Sydney
27 August 2008

Ernst & Young

The Directors of Westfield Management Limited (the "Responsible Entity"), the responsible entity of Westfield Trust ("Trust") submit the following report for the half-year ended 30 June 2008 ("Financial Period").

The Directors

The directors of Westfield Management Limited, the Responsible Entity of the Trust, during the half-year ended 30 June 2008, were as follows:

Mr Frank Lowy AC, Mr David Lowy AM, Mr Roy Furman, Mr David Gonski AC, Professor Fred Hilmer AO, Mr Stephen Johns, Mr Peter Lowy, Mr Steven Lowy, Mr John McFarlane, Professor Judith Sloan, Dr Gary Weiss, Mr Dean Wills AO and Ms Carla Zampatti AM.

The composition of the Board changed during the half-year with the appointments of Mr John McFarlane and Professor Judith Sloan on 26 February 2008 and the retirement of Mr Dean Wills AO on 23 May 2008. The rest of the Board remain unchanged. No changes have taken place since 30 June 2008.

Review of Operations and State of Affairs

The Trust reported a net profit of A$924.8 million and a distribution of A$549.9 million for the Financial Period. The basic earnings per unit is 47.51 cents and the distribution per unit is 28.25 cents for the Financial Period.

As at 30 June 2008, the Trust had a A$23.4 billion (consolidated properties: A$21.7 billion and share of equity accounted properties: A$1.7 billion) interest in 56 shopping centres, comprising 13,432 retailers and approximately 4.0 million square metres of retail space.

The Australian and New Zealand operations contributed net property income of A$618.8 million for the six months to 30 June 2008 (A$595.4 million for the six months to 30 June 2007) which reflects comparable mall income growth of approximately 4.8%. This performance reflects the strong retail conditions in Australia which prevailed during the period as well as the quality of the portfolios in both regions offset by the impact of the sale of 50% of Westfield Parramatta and the sale of 50% of Westfield Doncaster in 2007.

At 30 June 2008 occupancy rates continue to be in excess of 99.5% and average specialty store rent per square metre increased by 4.5% over the same time last year.

Retail sales in the Trust's 44 Australian centres totalled $19.9 billion for the 12 months to 30 June 2008, representing a 4.2% increase over the previous year. On a comparable basis, total tenant sales increased 5.6% with sales of specialty store tenants increasing 6.0%.

Retail sales at the Trust's 12 shopping centres in New Zealand totalled NZ$2.0 billion for the 12 months to 30 June 2008, representing an 11.1% increase over the prior year. On a comparable basis, total tenant sales for the year increased 0.9% with sales of specialty stores tenants decreasing 1.3%.

Development projects

In Australia, projects at Geelong (A$210 million) and Plenty Valley (A$210 million) in Victoria were completed during the half-year and the A$600 million redevelopment of Westfield Doncaster in Melbourne, is on schedule for completion in October 2008.

Progress on the Trust's landmark project in Sydney CBD continues with predevelopment works underway for the project's commencement in the second half of 2008.

In New Zealand, the Trust completed the NZ$70 million redevelopment at Manukau. In addition, during the Financial Period the Trust has commenced a NZ$75 million development at Riccarton in Christchurch which is due for completion in the first half of 2009.

The current target weighted average yield range for the projects under construction in Australia and New Zealand is 7.8% to 8.3%. This reflects the Trust's incremental income yield on the Trust's project cost.

There were no significant changes in the Trust's state of affairs during the Financial Period.

Principal Activities

The principal activities of the Trust during the Financial Period were the ownership and improvement of shopping centres. There were no significant changes in the nature of those activities during the Financial Period.

Subsequent Events

No other matter or circumstance has arisen since the end of the Financial Period that has significantly affected, or may significantly affect:

(i) the Trust's operations in future financial years;

(ii) the results of those operation in future financial years; or

(iii) the Trust's state of affairs in future financial years.

Auditor's Independence Declaration

82-35029

The directors have obtained the following independence declaration from the auditors, Ernst & Young.

ERNST & YOUNG

Auditor's Independence Declaration to the Directors of Westfield Management Limited

In relation to our audit of the financial report of Westfield Trust and the consolidated entity for the half year ended 30 June 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young
Sydney
27 August 2008

S J Ferguson
Partner

Synchronisation of Financial Year

By an order dated 5 November 2001 made by the Australian Securities and Investments Commission, the Directors have been relieved from compliance with the requirement to ensure that the financial year of Carindale Property Trust is synchronised with the financial year of Westfield Trust. Although the financial year of Carindale Property Trust ends on 30 June, the financial statements of Westfield Trust have been prepared to include accounts for Carindale Property Trust for a period coinciding with the financial year of Westfield Trust.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

F P Lowy, AC
Executive Chairman

F G Hilmer, AO
Director

DIRECTORY

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited
ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited
ABN 66 072 780 619, AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025
Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office
Level 2, Office Tower
277 Broadway
Newmarket, Auckland 1023
Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office
6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA
Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries
Simon J Tuxen
Maureen T McGrath

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 2975
Melbourne VIC 3001
Telephone: +61 3 9415 4070
Enquiries: 1300 132 211
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: www.computershare.com

ADR Registry
Bank of New York Mellon
Depository Receipts Division
101 Barclay Street
22nd Floor
New York, New York 10286
Telephone: +1 212 815 2293
Facsimile: +1 212 571 3050
Website: www.adrbny.com

Code: WFGPY

Listing
ASX – WDC

Website
westfield.com/corporate

82-35029

Westfield America Trust
Half-Year Financial Report

For the half-year ended 30 June 2008

Westfield America Management Limited ABN 66 072 780 619
as Responsible Entity of Westfield America Trust ARSN 092 058 449
AFS Licence No. 230324

WESTFIELD AMERICA TRUST **82-35029**

INCOME STATEMENT

for the half-year ended 30 June 2008

	Note	Consolidated 30 Jun 08 $million	Consolidated 30 Jun 07 $million
Revenue and other income			
Property revenue		656.7	760.4
Property revaluations		(113.2)	382.2
Property development and project management revenue		34.9	23.6
		578.4	**1,166.2**
Share of after tax profits of equity accounted entities			
Property revenue		97.5	113.3
Property revaluations		8.7	186.3
Property expenses and outgoings		(35.0)	(37.5)
Interest and tax expense		(23.9)	(30.1)
		47.3	**232.0**
Currency derivatives		90.7	-
Net profit on realisation of assets		-	0.8
Interest income		27.1	16.0
Total revenue and other income		**743.5**	**1,415.0**
Expenses			
Property expenses and outgoings		(254.9)	(267.3)
Property development and project management costs		(44.8)	(20.0)
Corporate costs		(5.3)	(1.3)
		(305.0)	**(288.6)**
Currency derivatives		-	(203.6)
Financing costs		96.5	(126.4)
Total expenses		**(208.5)**	**(618.6)**
Profit before tax expense		**535.0**	**796.4**
Tax expense	3	(2.3)	(138.7)
Net profit attributable to members of Westfield America Trust ("WAT")		**532.7**	**657.7**
Distributions paid/proposed	5	**507.4**	**452.5**
Weighted average number of units entitled to distributions at 30 June (millions)		2,023.8	1,866.2
Distribution per ordinary unit (cents)	5	**25.00**	**24.25**
Distribution per February DRP unit (cents)	5	**16.76**	**16.34**
Basic earnings per unit (cents)		**26.25**	**35.09**
Diluted earnings per unit (cents)		**12.53**	**34.97**

WESTFIELD AMERICA TRUST

82-35029

BALANCE SHEET

as at 30 June 2008

	Note	Consolidated 30 Jun 08 $million	Consolidated 31 Dec 07 $million
Current assets			
Cash and cash equivalents		143.7	79.5
Trade receivables		15.8	36.0
Derivative assets		142.9	181.3
Receivables		311.4	668.9
Inventories		22.6	12.2
Tax receivable		35.9	18.3
Prepayments and deferred costs		33.8	30.5
Total current assets		**706.1**	**1,026.7**
Non current assets			
Investment properties		15,694.4	17,055.0
Equity accounted investments		1,642.4	1,751.4
Other investments		531.7	581.6
Derivative assets		1,286.7	1,094.0
Property, plant and equipment		74.2	81.5
Deferred tax assets		44.9	49.3
Prepayments and deferred costs		40.5	59.1
Total non current assets		**19,314.8**	**20,671.9**
Total assets		**20,020.9**	**21,698.6**
Current liabilities			
Payables		439.0	562.4
Interest bearing liabilities		1,160.7	1,025.1
Other financial liabilities		108.6	426.2
Tax payable		4.5	12.7
Derivative liabilities		28.0	59.9
Total current liabilities		**1,740.8**	**2,086.3**
Non current liabilities			
Payables		66.4	137.6
Interest bearing liabilities		6,698.9	7,180.2
Other financial liabilities		2,206.5	2,633.3
Deferred tax liabilities		1,355.6	1,486.6
Derivative liabilities		847.4	864.9
Total non current liabilities		**11,174.8**	**12,302.6**
Total liabilities		**12,915.6**	**14,388.9**
Net assets		**7,105.3**	**7,309.7**
Equity attributable to members of WAT			
Contributed equity	4	7,361.5	7,328.3
Reserves		(790.0)	(429.8)
Retained profits		533.8	411.2
Total equity attributable to members of WAT		**7,105.3**	**7,309.7**

WESTFIELD AMERICA TRUST

STATEMENT OF CHANGES IN EQUITY

for the half-year ended 30 June 2008

	Consolidated	
	30 Jun 08 $million	30 Jun 07 $million
Changes in equity attributable to members of WAT		
Opening balance of equity	7,309.7	6,945.7
Movements in foreign currency translation reserve		
- Net exchange difference on translation of foreign operations directly recognised in equity	(360.2)	10.0
Net profit attributable to members of WAT	532.7	657.7
Total income and expenses for the period	**172.5**	**667.7**
Movements in contributed equity		
- Distribution reinvestment plan	33.2	89.9
- Conversion of options	0.0	13.8
Movements in retained profits		
- Distribution paid	(410.1)	(544.4)
Closing balance of equity attributable to members of WAT	**7,105.3**	**7,172.7**

WESTFIELD AMERICA TRUST

82-35029

CASH FLOW STATEMENT

for the half-year ended 30 June 2008

	Consolidated 30 Jun 08 $million	Consolidated 30 Jun 07 $million
Cash flows from operating activities		
Receipts in the course of operations	726.8	814.2
Payments in the course of operations	(298.0)	(314.1)
Settlement of income hedging currency derivatives	53.2	56.8
Dividends/distributions received from equity accounted associates	20.5	49.3
Withholding taxes paid	(35.7)	(38.2)
Net cash flows from operating activities	**466.8**	**568.0**
Cash flows from investing activities		
Payments of capital expenditure for property investments	(323.1)	(400.1)
Proceeds from the sale of property investments	123.0	-
Net outflows for investments in equity accounted investments	(15.9)	(34.7)
Payments for the purchases of property, plant and equipment	(5.9)	(50.9)
Settlement of asset hedging currency derivatives	40.2	-
Net cash flows used in investing activities	**(181.7)**	**(485.7)**
Cash flows from financing activities		
Proceeds from the issues of units	33.2	103.7
Net proceeds from interest bearing liabilities	740.1	629.9
Loans received from/(advanced to) related entities	(338.2)	87.4
Financing costs	(258.4)	(311.7)
Interest received	19.1	20.7
Distributions paid	(410.1)	(544.4)
Net cash flows used in financing activities	**(214.3)**	**(14.4)**
Net increase in cash and cash equivalents held	70.8	67.9
Add opening cash and cash equivalents brought forward	79.5	35.4
Effects of exchange rate changes on opening cash brought forward	(6.6)	(2.2)
Cash and cash equivalents at the end of the period	**143.7**	**101.1**

1_Corporate information

This financial report of WAT and its controlled entities for the half-year ended 30 June 2008 was approved on 27 August 2008, in accordance with a resolution of the Board of Directors of Westfield America Management Limited, as responsible entity of WAT ("Responsible Entity").

The nature of the operations and principal activities of WAT are described in the Directors' Report.

2_Basis of preparation of the financial report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of WAT and its controlled entities as the full financial report.

The half-year financial report should be read in conjunction with the annual financial report of WAT as at 31 December 2007.

It is also recommended that the half-year financial report be considered together with any public announcements made by the Westfield Group and its controlled entities during the half-year ended 30 June 2008 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 ("the Act").

(a)_Basis of accounting

The half-year financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Act, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half-year financial report has been prepared on a historical cost basis, except for investment properties, investment properties within equity accounted investments, derivative financial instruments, financial assets at fair value through profit or loss and other financial liabilities. The carrying values of recognised assets and liabilities that are hedged with fair value hedges and are otherwise carried at cost are adjusted to record changes in the fair values attributable to the risks that are being hedged.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.
The half-year financial report has been prepared using the same accounting policies as used in the annual financial report for the year ended 31 December 2007.

This half-year financial report is presented in Australian dollars.

(b)_Rounding

In accordance with ASIC Class Order 98/0100, the amounts shown in the half-year financial report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

	Consolidated	
	30 Jun 08 $million	30 Jun 07 $million
3_Tax (expense)/benefit		
Current	(5.9)	(18.8)
Deferred	3.6	(119.9)
	(2.3)	**(138.7)**
The prima facie tax on profit before tax expense is reconciled to the tax expense provided in the financial statements as follows:		
Accounting profit before tax	535.0	796.4
Prima facie withholding tax expense on profit at 15% (30 June 2007: 15%)	(80.3)	(119.5)
Profit/(loss) not assessable/(deductible)	78.0	(19.2)
Tax expense	**(2.3)**	**(138.7)**

	Consolidated 30 Jun 08 Units	Consolidated 31 Dec 07 Units
4_Contributed equity		
(a)_Number of units on issue		
Balance at the beginning of the period	2,025,279,977	1,854,838,309
Distribution reinvestment plan	6,460,687	11,532,131
Units issued on the exercise of options	7,223	3,593,579
Pro-rata entitlement offer	-	155,315,958
Balance at the end of the period	**2,031,747,887**	**2,025,279,977**

Stapled securities have the right to receive dividends from Westfield Holdings Limited ("WHL") and distributions from Westfield Trust ("WT") and WAT and, in the event of winding up of WHL, WT and WAT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares or units in accordance with the Act, either in person or by proxy, at a meeting of either WHL, WT and WAT (as the case may be). The stapled securities have no par value.

	Consolidated 30 Jun 08 $million	Consolidated 31 Dec 07 $million
(b)_Movement in contributed equity attributable to the members of WAT		
Balance at the beginning of the period	7,328.3	6,203.8
Distribution reinvestment plan	33.2	89.9
Units issued on the exercise of options	0.0	14.0
Pro-rata entitlement offer	-	1,035.5
Cost associated with the pro-rata entitlement offer	-	(14.9)
Balance at the end of the period	**7,361.5**	**7,328.3**

	Consolidated 30 Jun 08 $million	Consolidated 30 Jun 07 $million
5_Distributions		
(a)_Interim distribution proposed		
Ordinary units: 25.00 cents per unit (30 June 2007: 24.25 cents per unit)	506.3	450.6
DRP units: 16.76 cents per unit (30 June 2007: 16.34 cents per unit)	1.1	1.9
	507.4	**452.5**

Distributions will be paid on 29 August 2008. The record date for these distributions was 5pm, 15 August 2008.

DRP units issued during the period rank for distribution from the first day following the date on which they are issued.

The Westfield Group Distribution Reinvestment Plan ("DRP") was suspended from operation on 26 June 2008. Accordingly, the DRP is not in operation for the distribution payable on 29 August 2008.

	Consolidated 30 Jun 08 $million	Consolidated 30 Jun 07 $million
(b)_Distributions paid during the period		
Distribution in respect of the six months to 31 December 2007	410.1	-
Distribution in respect of the six months to 31 December 2006	-	544.4
	410.1	**544.4**

	Consolidated 30 Jun 08 $million	Consolidated 31 Dec 07 $million
6_Capital expenditure commitments		
Estimated capital expenditure commitments contracted at balance date but not provided for in relation to development properties:		
Due within one year	465.4	587.0
Due between one and five years	81.8	157.2
	547.2	**744.2**

	Consolidated 30 Jun 08 $million	Consolidated 31 Dec 07 $million
7_Contingent liabilities		
Performance guarantees	444.0	658.2
Special tax assessment municipal bonds	41.6	46.9
Borrowings of associates of the Responsible Entity	6,995.5	6,855.2
	7,481.1	**7,560.3**

From time to time, in the normal course of business, WAT is involved in lawsuits. The Directors of the Responsible Entity believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of WAT.

82-35029

8_Segment information

Business segment

The business segment reporting format is represented by the following segments:

Operational

Operational segment includes net property income from existing shopping centres and completed developments, revaluation of existing centres, external fee income from third parties (eg. property management and development fees) and other operational expenses.

Development

Development segment includes revaluation of developments, development expenses, expenses relating to review and assessment of new assets and portfolios acquisitions, income and expenses on properties held for future redevelopment and the expansion of business activities.

Corporate

Corporate segment includes change in value of financial instruments, corporate entity expenses, impact of currency hedging and capital gains and losses.

	Operational		Development		Corporate		Consolidated	
	30 Jun 08 *$million*	30 Jun 07 *$million*	30 Jun 08 *$million*	30 Jun 07 *$million*	30 Jun 08 *$million*	30 Jun 07 *$million*	30 Jun 08 *$million*	30 Jun 07 *$million*
Revenue and other income								
Property revenue	644.6	753.0	12.1	7.4	-	-	656.7	760.4
Property revaluations	(186.2)	80.4	73.0	301.8	-	-	(113.2)	382.2
Property development and project management revenue	34.9	23.6	-	-	-	-	34.9	23.6
Share of after tax profits of equity accounted entities	49.2	76.4	(1.9)	155.6	-	-	47.3	232.0
Net profit on realisation of assets	-	-	-	-	-	0.8	-	0.8
Total revenue and other income[(i)]	**542.5**	**933.4**	**83.2**	**464.8**	-	**0.8**	**625.7**	**1,399.0**
Segment result								
Segment result before interest income, financing costs and tax expense	**263.2**	**662.4**	**62.8**	**450.5**	**85.4**	**(206.1)**	**411.4**	**906.8**
Interest income[(i)]							27.1	16.0
Financing costs							96.5	(126.4)
Tax expense							(2.3)	(138.7)
Profit after tax							**532.7**	**657.7**

	Operational		Development		Corporate		Consolidated	
	30 Jun 08 *$million*	31 Dec 07 *$million*	30 Jun 08 *$million*	31 Dec 07 *$million*	30 Jun 08 *$million*	31 Dec 07 *$million*	30 Jun 08 *$million*	31 Dec 07 *$million*
Segment assets								
Segment assets	16,779.5	18,596.8	1,322.0	1,118.7	-	-	18,101.5	19,715.5
Group assets							1,919.4	1,983.1
Total segment assets	**16,779.5**	**18,596.8**	**1,322.0**	**1,118.7**	-	-	**20,020.9**	**21,698.6**
Segment liabilities								
Segment liabilities	421.2	610.0	127.3	139.2	-	-	548.5	749.2
Group liabilities							12,367.1	13,639.7
Total segment liabilities	**421.2**	**610.0**	**127.3**	**139.2**	-	-	**12,915.6**	**14,388.9**
Equity accounted associates included in segment assets								
Investment properties	2,409.9	2,584.2	99.1	80.8	-	-	2,509.0	2,665.0
Interest bearing liabilities	(766.1)	(843.0)	(99.1)	(80.8)	-	-	(865.2)	(923.8)
Working capital and deferred tax	(1.4)	10.2	-	-	-	-	(1.4)	10.2
Equity accounted associates included in segment assets	**1,642.4**	**1,751.4**	-	-	-	-	**1,642.4**	**1,751.4**

(i) Total revenue and other income for the period of $743.5 million (30 June 2007: $1,415.0 million) being revenue and other income of $625.7 million (30 June 2007: $1,399.0 million), net income from currency derivatives of $90.7 million (30 June 2007: nil) and interest income of $27.1 million (30 June 2007: $16.0 million).

Geographic segment

WAT operates only in the United States of America.

WESTFIELD AMERICA TRUST
DIRECTORS' DECLARATION

The Directors of Westfield America Management Limited, the Responsible Entity of Westfield America Trust ("WAT") declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that WAT will be able to pay its debts as and when they become due and payable; and

(b) in the Directors' opinion, the Financial Statements and notes of the consolidated entity:

  (i) comply with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001; and

  (ii) give a true and fair view of the financial position as at 30 June 2008 and the performance of WAT for the half-year ended on that date.

Made on 27 August 2008 in accordance with a resolution of the Board of Directors.

F P Lowy, AC
Executive Chairman

F G Hilmer, AO
Director

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001

Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
www.ey.com/au

Independent auditor's report to the members of Westfield America Trust

We have audited the accompanying financial report of Westfield America Trust which comprises the balance sheet as at 30 June 2008 and the income statement, statement of changes in equity and cash flow statement for the half-year then ended, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the Trust and the entities it controlled at period end or from time to time during the period.

Directors' Responsibility for the Financial Report
The directors of Westfield America Management Limited, the Responsible Entity of the Trust, are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express an opinion on the half-year financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We performed procedures to assess whether in all material respects the half-year financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standard AASB 134 "Interim Financial Reporting", and the *Corporations Regulations 2001*, a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence
In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of Westfield America Management Limited a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Auditor's Opinion
In our opinion the half-year financial report of Westfield America Trust is in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Westfield America Trust and the consolidated entity's financial position as at 30 June 2008 and of its performance for the half year then ended; and

(ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the *Corporations Regulations 2001*.

S J Ferguson - Partner
Sydney, 27 August 2008

Ernst & Young

Liability limited by a scheme approved under Professional Standards Legislation

DIRECTORS' REPORT

The Directors of Westfield America Management Limited (the "Responsible Entity"), the responsible entity of Westfield America Trust (the "Trust") submit their report for the half-year ended 30 June 2008 (the "Financial Period").

The Directors

The Directors of Westfield America Management Limited, the Responsible Entity of the Trust, during the Financial Period, were as follows:

Mr Frank Lowy AC, Mr David Lowy AM, Mr Roy Furman, Mr David Gonski AC, Professor Fred Hilmer AO, Mr Stephen Johns, Mr Peter Lowy, Mr Steven Lowy, Mr John McFarlane, Professor Judith Sloan, Dr Gary Weiss, Mr Dean Wills AO and Ms Carla Zampatti AM.

The composition of the Board changed during the Financial Period with the appointments of Mr John McFarlane and Professor Judith Sloan on 26 February 2008 and the retirement of Mr Dean Wills AO on 23 May 2008. The rest of the Board remain unchanged. No changes have taken place since 30 June 2008.

Review and Results of Operations

The Trust reported a net profit of $532.7 million and a distribution of $507.4 million for the Financial Period. Basic earnings per unit is 26.25 cents and the distribution per unit is 25.00 cents for the Financial Period.

As at 30 June 2008, the Trust had a $16.9 billion (consolidated properties: $14.5 billion and share of equity accounted properties: $2.4 billion) interest in 55 shopping centres, comprising 8,773 retailers and approximately 5.8 million square metres of retail space.

The Trust's operations contributed net property income of US$429.8 million (US$459.8 million for the six months to 30 June 2007) with comparable mall income growth of 1.0%. Average specialty retail sales in the centres are US$460 per square foot.

At 30 June 2008, the portfolio was 92.8% leased with new leases totalling 1.53 million square feet completed during the Financial Period. The average rent across the entire portfolio at 30 June 2008 was US$45.18 per square foot, up 3.1% over the same time last year.

There were no significant changes in the Trust's state of affairs during the Financial Period.

Development Projects

Post 30 June 2008, 2 major developments being the redevelopment of Plaza Bonita in San Diego, California (US$115 million) and Southcenter in Seattle, Washington (US$240 million) were completed at a total cost of US$355 million.

Construction continues at the Trust's other development sites including the second stage of Topanga (US$50 million) in Los Angeles, California and the first stage of Galleria at Roseville near Sacramento also in California (US$260 million) which are due for completion in the fourth quarter of 2008. Also, in California, redevelopment projects at Culver City (formerly Fox Hills) (US$170 million), Valencia (US$120 million), and Santa Anita (US$120 million), and the final stage of Galleria at Roseville are all scheduled for completion in the fourth quarter of 2009.

Principal Activities

The principal activities of the Trust during the Financial Period were the ownership and improvement of shopping centres. There were no significant changes in the nature of those activities during the Financial Period.

Auditor's independence declaration

The Directors have obtained the following independence declaration from the auditors, Ernst & Young.

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001

Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
www.ey.com/au

Auditor's independence declaration to the Directors of Westfield America Management Limited

In relation to our audit of the financial report of Westfield America Trust for the half-year ended 30 June 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the *Corporations Act 2001* or any applicable code of professional conduct.

Ernst & Young
Sydney
27 August 2008

S J Ferguson
Partner

This Report is made on 27 August 2008 in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

F P Lowy, AC
Executive Chairman

F G Hilmer, AO
Director

DIRECTORY

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited ABN 66 072 780 619, AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025
Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office
Level 2, Office Tower
277 Broadway
Newmarket, Auckland 1023
Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office
6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA
Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries
Simon J Tuxen
Maureen T McGrath

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 2975
Melbourne VIC 3001
Telephone: +61 3 9415 4070
Enquiries: 1300 132 211
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: www.computershare.com

ADR Registry
Bank of New York Mellon
Depository Receipts Division
101 Barclay Street
22nd Floor
New York, New York 10286
Telephone: +1 212 815 2293
Facsimile: +1 212 571 3050
Website: www.adrbny.com

Code: WFGPY

Listing
ASX – WDC

Website
westfield.com/corporate

SEC Mail Processing Section
AUG 29 [illegible]
Washington, DC
106

082-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

August 28, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 082-35029

Enclosed is a copy of a letter from the Westfield Group to its Members regarding the Appendix 3X notice, as required under Listing Rule 3.19A for Lord Goldsmith QC PC. The attached form letter with attachments was sent to the Members of Westfield Group on August 28, 2008. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Ms. Elizabeth P. Satterthwaite
Title: Senior Vice President & Assistant Secretary

Enclosures

82-35029

28 August 2008

Westfield

Westfield Group

Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
NOTICE UNDER ASX LISTING RULE 3.19A

We enclose an Appendix 3X notice, as required under Listing Rule 3.19A, for Lord Goldsmith QC PC.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Enc.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Henry Goldsmith
Date of appointment	Westfield Holdings Limited – 28/08/2008 Westfield Management Limited – 28/08/2008 Westfield America Management Limited – 28/08/2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities Nil.

+ See chapter 19 for defined terms.

82-35029

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
N/A.	Nil.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

END